Exhibit 99.1

Highlights in the Third Quarter of 2018

Consolidated Highlights

•                  EBITDA of R$ 2,013 million in 3Q18, the highest quarterly result since 2008, with EBITDA margin of 15.7%.

•                  Disciplined reduction in selling, general and administrative expenses in 3Q18, to 3.3% of net sales, the lowest level ever.

•                  Financial leverage measured by the net debt/adjusted EBITDA ratio fell to 2.2x as of September 30, 2018, the lowest ratio since 2012.

•                  Adjusted net income of R$ 998 million in 3Q18, the best result since 2008, with the distribution of R$ 221 million in dividends.

EBITDA (R$ million) and EBITDA Margin (%)	SG&A Expenses (R$ million and % of Net Sales)

Debt (R$ billion) & Leverage Ratio	Adjusted Net Income (R$ million)

*Net of effects from net investment hedge.

Consolidated Information

Gerdau’s performance in the third quarter of 2018

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, which are fully aligned with the accounting standards issued by the Accounting Pronouncements Committee (CPC).

The information in this report does not include data of associates and jointly controlled entities, except where stated otherwise.

Results of Operations

Consolidated	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Volumes (1,000 tonnes)
Production of crude steel	3,969	4,062	-2.3%	3,989	-0.5%	12,122	12,171	-0.4%
Shipments of steel	3,688	3,865	-4.6%	3,834	-3.8%	11,394	11,163	2.1%
Results (R$ million)
Net Sales	12,836	9,476	35.5%	12,035	6.7%	35,260	27,101	30.1%
Cost of Goods Sold	(10,974)	(8,502)	29.1%	(10,391)	5.6%	(30,414)	(24,536)	24.0%
Gross profit	1,862	974	91.2%	1,644	13.3%	4,846	2,565	88.9%
Gross margin (%)	14.5%	10.3%		13.7%		13.7%	9.5%
SG&A	(418)	(397)	5.3%	(431)	-3.0%	(1,269)	(1,257)	1.0%
Selling expenses	(141)	(131)	7.6%	(158)	-10.8%	(449)	(403)	11.4%
General and administrative expenses	(277)	(266)	4.1%	(273)	1.5%	(820)	(854)	-4.0%
Adjusted EBITDA	2,013	1,166	72.6%	1,756	14.6%	5,253	3,140	67.3%
Adjusted EBITDA Margin	15.7%	12.3%		14.6%		14.9%	11.6%

Production and shipments

•      Consolidated crude steel production and shipments decreased in 3Q18 in relation to 3Q17, mainly due to the lower production and shipments in the Brazil BD resulting from the scheduled maintenance shutdown of Blast Furnace 2 in Ouro Branco, MG, and in the South America BD resulting from the deconsolidation of Chile as from July 2018.

Operating result

•      In 3Q18, consolidated net sales increased in relation to both 3Q17 and 2Q18, due to the higher net sales per tonne at all BDs, influenced primarily by the higher international prices.

•      Consolidated cost of goods sold increased compared to both 3Q17 and 2Q18, reflecting the higher raw material costs in general.

•      Consolidated gross profit increased significantly in relation to 3Q17, supported by the better performance of the Brazil and North America BDs. Meanwhile, gross margin expanded, supported by the increase in net sales per tonne sold, which more than offset the increase in cost per tonne sold.

•      Selling, general and administrative expenses in 3Q18 fell to their lowest level ever, to 3.3% of net sales, which reflects the ongoing efforts to streamline operations and to implement the digital innovation, as well as the higher net sales in the period.

Breakdown of Consolidated EBITDA (R$ million)	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Net income	791	145	445.5%	698	13.3%	1,937	1,044	85.5%
Net financial result	441	254	73.6%	713	-38.1%	1,498	705	112.5%
Provision for income and social contribution taxes	39	181	-78.5%	(231)	—	(20)	518	—
Depreciation and amortization	478	515	-7.2%	457	4.6%	1,388	1,569	-11.5%
EBITDA - Instruction CVM (1)	1,749	1,095	59.7%	1,637	6.8%	4,803	3,836	25.2%
Gains and losses on assets held for sale and sales os interest in subsidiaries	177	—	—	48	268.8%	229	72	218.1%
Equity in earnings of unconsolidated companies	3	29	-89.7%	(24)	—	(39)	32	—
Proportional EBITDA of associated companies and jointly controlled entities	84	42	100.0%	95	-11.6%	260	130	100.0%
Reversal of contingent liabilities, net	—	—	—	—	—	—	(930)	—
Adjusted EBITDA(2)	2,013	1,166	72.6%	1,756	14.6%	5,253	3,140	67.3%
Adjusted EBITDA Margin	15.7%	12.3%		14.6%		14.9%	11.6%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	3rd Quarter 2018	3rd Quarter 2017	2nd Quarter 2018	9 months 2018	9 months 2017

EBITDA - Instruction CVM (1)	1,749	1,095	1,637	4,803	3,836
Depreciation and amortization	(478)	(515)	(457)	(1,388)	(1,569)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	1,271	580	1,180	3,415	2,267

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•      Adjusted EBITDA and adjusted EBITDA margin increased in 3Q18 compared to 3Q17, accompanying the performance of gross profit and gross margin, led by the performances of the Brazil and North America BDs, and marking the highest quarterly EBITDA since 2008.

Financial result and net income

Consolidated (R$ million)	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Income before financial income expenses and taxes(1)	1,271	580	119.1%	1,180	7.7%	3,415	2,267	50.6%
Financial Result	(441)	(254)	73.6%	(713)	-38.1%	(1,498)	(705)	112.5%
Financial income	57	53	7.5%	34	67.6%	123	179	-31.3%
Financial expenses	(401)	(410)	-2.2%	(387)	3.6%	(1,155)	(1,327)	-13.0%
Exchange variation, net (including net investment hedge)	(114)	102	—	(388)	-70.6%	(510)	81	—
Reversal of monetary update of contingent liabilities, net	—	—	—	—	—	—	370	—
Gains (losses) on financial instruments, net	17	1	—	28	-39.3%	44	(8)	—
Income before taxes(1)	830	326	154.6%	467	77.7%	1,917	1,562	22.7%
Income and social contribution taxes	(39)	(181)	-78.5%	231	—	20	(518)	—
Exchange variation (including net investment hedge)	101	(107)	—	374	-73.0%	487	(72)	—
Other lines	(110)	(74)	48.6%	(143)	-23.1%	(438)	(4)	—
IR/CS extraordinary items	(30)	—	—	—	—	(29)	(442)	-93.4%
Consolidated Net Income (1)	791	145	445.5%	698	13.3%	1,937	1,044	85.5%
Non-recurring items	207	—	—	48	331.3%	258	(786)	—
Gains and losses on assets held for sale and sales os interest in subsidiaries	177	—	—	48	268.8%	229	72	218.1%
Reversal of IR/CS non-recurring items	30	—	—	—	—	29	—	—
Reversal of contingent liabilities, net	—	—	—	—	—	—	(858)	—
Consolidated Adjusted Net Income (2)	998	145	588.3%	746	33.8%	2,195	258	750.8%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 3Q18 compared to 3Q17, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar, which were practically offset by the line “Income Tax/Social Contribution — effects from exchange variation that include net investment hedge.”

•      Financial expenses decreased in 3Q18 compared to 3Q17, despite the 25% average depreciation in the Brazilian real between the periods, which affected a large portion of the dollar-denominated interest paid by the Company. The reduction reflects the Company’s efforts to reduce its gross debt.

•      The higher adjusted net income in 3Q18 compared to 3Q17 was mainly due to the improvement in adjusted EBITDA.

Dividends

•      Gerdau S.A. approved the payment of dividends in the amount of R$ 221.3 million (R$ 0.13 per share) in 3Q18, which was distributed as an advance on the minimum mandatory dividend stipulated in the Bylaws.

Payment date: December 3, 2018

Record date: shareholding position on November 21, 2018

Ex-dividend date: November 22, 2018

Working capital and Cash conversion cycle

•      In September 2018, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased in relation to June 2018, reflecting the 11.5% increase in working capital, which was higher than the 6.7% increase in net sales. The higher working capital was due to the increase in the line Inventories, reflecting the better business environment.

•      In working capital from December 2017 to September 2018, assets and liabilities arising from the divestment of certain operations, mainly in North America, were excluded from the lines “Trade receivables,” “Inventories” and “Trade accounts payable” and reported in the lines “Asset held for sale” and “Liability held for sale,” as well as in the financial statements of the Company, in accordance with IFRS.

•      Meanwhile, for the calculation of the cash conversion cycle of December 2017 to September 2018, “working capital” includes assets and liabilities arising from the divestment of operations, mainly in North America, to ensure comparability with “net sales,” which will be affected only after the divestment of said assets.

Financial liabilities

Debt composition (R$ million)	09.30.2018	06.30.2018	09.30.2017

Short Term	2,178	2,317	4,481
Long Term	16,015	15,798	14,193
Gross Debt	18,193	18,115	18,674
Cash, cash equivalents and short-term investments	3,475	2,941	5,067
Net Debt	14,718	15,174	13,607

•      On September 30, 2018, gross debt was 12.0% short term and 88.0% long term, with 13.4% denominated in Brazilian real, 85.4% in U.S. dollar and 1.2% in other currencies.

•      On September 30, 2018, 71.7% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      On September 30, 2018, the nominal weighted average cost of gross debt was 6.6%, or 6.8% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil, and 8.8% for the portion contracted by subsidiaries abroad. On September 30, 2018, the average gross debt term was 6.6 years.

•      On September 30, 2018, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2019	71
2020	3,463
2021	2,039
2022	126
2023	2,197
2024	3,499
2025 and after	4,620
Total	16,015

•      The key debt indicators are shown below:

Indicators	09.30.2018	06.30.2018	09.30.2017
Gross debt / Total capitalization (1)	40%	41%	42%
Net debt(2) (R$) / EBITDA (3) (R$)	2.2x	2.7x	3.4x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDA in the last 12 months.

Investments

•      In 3Q18, CAPEX amounted to R$ 319 million. Of the total capex in the quarter, 42.9% was allocated to the Brazil BD, 32.4% to the North America BD, 19.9% to the Special Steel BD and 4.8% to the South America BD. In the first nine months of 2018, capex came to R$ 835 million.

•      CAPEX for 2018 is R$ 1.2 billion, to be allocated primarily to productivity gains and maintenance.

Divestments

•      On July 31, 2018, Gerdau concluded the sale of its two hydropower plants in Goiás for R$ 835 million to Kinross Brasil Mineração, a wholly-owned subsidiary of the mining company Kinross Gold Corporation. The plants Caçu and Barra dos Coqueiros, inaugurated in 2010, have aggregate installed capacity of 155 MW.

•      On October 31, 2018, Gerdau concluded the sale 100% of the operations and assets in India, including the special steel industrial unit located in Tadipatri, with annual installed capacity of 250 thousand tonnes of crude steel and 300 thousand tonnes of rolled steel, to Blue Coral Investment Holdings Pte. Ltd and Mountainpeak Investment Holdings Ltd, for US$ 120 million.

•      On November 05, 2018, Gerdau concluded the sale to Commercial Metals Company (CMC) of four U.S. rebar mills and rebar fabrication locations. The sale includes the steel mills in Jacksonville, FL, Knoxville, TN, Rancho Cucamonga, CA, and Sayreville, NJ, as well as all of Gerdau’s U.S. rebar fabrication facilities. The transaction was originally announced on January 2, 2018, for US$ 600 million, as well as an approximately US$100 million estimated working capital adjustment.  The purchase price is subject to a further customary purchase price adjustment as described in the Purchase Agreement. The cash received will be used to reduce financial leverage.

•      Gerdau concluded its divestment program to focus on its most profitable operations in the Americas. Since 2014, the Company’s divestments are more than R$ 7.0 billion.

Free Cash Flow (FCF)

•      In 3Q18, free cash flow amounted to R$ 405 million, supported by the highest quarterly adjusted EBITDA of the last 10 years, which was more than sufficient to cover CAPEX, income tax, interest obligations, as well as working capital consumption.

Free Cash Flow 3Q18

(R$ million)

Free cash flow by quarter

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net Sales

EBITDA & EBITDA Margin

Brazil BD

Brazil BD	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Volumes (1,000 tonnes)
Production of crude steel	1,479	1,565	-5.5%	1,381	7.1%	4,391	4,591	-4.4%
Shipments of steel	1,422	1,488	-4.4%	1,364	4.3%	4,225	4,146	1.9%
Domestic Market	1,085	974	11.4%	982	10.5%	3,064	2,709	13.1%
Exports	337	514	-34.4%	382	-11.8%	1,161	1,437	-19.2%
Shipments of long steel	1,060	1,126	-5.9%	1,025	3.4%	3,158	3,190	-1.0%
Domestic Market	754	711	6.0%	692	9.0%	2,094	1,978	5.9%
Exports	306	415	-26.3%	333	-8.1%	1,064	1,212	-12.2%
Shipments of flat steel	362	362	0.0%	339	6.8%	1,067	956	11.6%
Domestic Market	331	263	25.9%	290	14.1%	970	731	32.7%
Exports	31	99	-68.7%	49	-36.7%	97	225	-56.9%
Results (R$ million)
Net Sales(1)	4,390	3,244	35.3%	3,798	15.6%	11,799	9,088	29.8%
Domestic Market	3,572	2,473	44.4%	2,931	21.9%	9,297	6,977	33.3%
Exports	818	771	6.2%	867	-5.6%	2,502	2,111	18.5%
Cost of Goods Sold	(3,602)	(2,878)	25.2%	(3,138)	14.8%	(9,670)	(8,046)	20.2%
Gross profit	788	366	115.4%	660	19.4%	2,129	1,042	104.4%
Gross margin (%)	18.0%	11.3%		17.4%		18.0%	11.5%
EBITDA	891	458	94.5%	743	19.9%	2,385	1,319	80.8%
EBITDA margin (%)	20.3%	14.1%		19.6%		20.2%	14.5%

(1) - Includes iron ore net sales.

Production and shipments

•      Crude steel production decreased in 3Q18 in relation to 3Q17, due to the scheduled maintenance shutdown of Blast Furnace 2 in Ouro Branco, MG.

•      Because of the scheduled shutdown, the Company opted to prioritize its shipments in the domestic market, which resulted in a better shipment mix and lower total shipments. Shipments to the domestic market increased in relation to both 3Q17 and 2Q18, driven mainly by goods related to the industrial sector and, to a lesser extent, the construction retail sector.

•      In 3Q18, 878,000 tonnes of iron ore were sold to third parties and 1.115,000 tonnes were consumed internally.

Operating result

•      Net sales increased in 3Q18 compared to 3Q17 and 2Q18, due to the increase in net sales per tonne sold in both the domestic and export markets.

•      Cost of goods sold increased in 3Q18 in relation to 3Q17 and 2Q18, explained by the higher raw material costs and by the costs with the scheduled maintenance shutdown of Blast Furnace 2 in Ouro Branco, MG.

•      Gross margin expanded in 3Q18 in relation to 3Q17 and 2Q18, since the increase in net revenue per tonne sold surpassed the increase in costs per tonne sold.

•      EBITDA and EBITDA margin increased in 3Q18 compared to 3Q17 and 2Q18, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Volumes (1,000 tonnes)
Production of crude steel	1,699	1,709	-0.6%	1,755	-3.2%	5,252	5,121	2.6%
Shipments of steel	1,532	1,624	-5.7%	1,665	-8.0%	4,886	4,747	2.9%
Results (R$ million)
Net Sales	5,753	4,003	43.7%	5,411	6.3%	15,593	11,531	35.2%
Cost of Goods Sold	(5,155)	(3,811)	35.3%	(4,907)	5.1%	(14,250)	(11,037)	29.1%
Gross profit	598	192	211.4%	504	18.6%	1,343	494	171.8%
Gross margin (%)	10.4%	4.8%		9.3%		8.6%	4.3%
EBITDA	605	239	153.1%	497	21.7%	1,350	630	114.3%
EBITDA margin (%)	10.5%	6.0%		9.2%		8.7%	5.5%

Production and shipments

•      Shipments decreased in 3Q18 in relation to 3Q17, due to the deconsolidation of the wire rod operations in the United States as of April 2018. Excluding this effect, shipments would have increased.

•      Shipments decreased in 3Q18 in relation to 2Q18, mainly due to difficulties with delivering goods at certain units on the U.S. East Coast because of Hurricane Florence and to the effect of heavy rains in Texas.

Operating result

•      Net sales increased in 3Q18 compared to both 3Q17 and 2Q18, due to the higher net sales per tonne sold, influenced by the improvement of the international market.

•      The increase in cost of goods sold in 3Q18 compared to 3Q17 and 2Q18 was mainly due to higher scrap costs. The improvement in gross margin is explained by the increase in net sales per tonne sold surpassing the increase in cost per tonne sold.

•      The growth in EBITDA and EBITDA margin in 3Q18 in relation to 3Q17 and 2Q18 accompanied the performance of gross profit and gross margin in the same comparison periods.

•      Note that in 3Q18, the North America BD posted its highest EBITDA since 2008.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Volumes (1,000 tonnes)
Production of crude steel	142	207	-31.4%	216	-34.2%	601	789	-23.8%
Shipments of steel	283	409	-30.8%	386	-26.7%	1,044	1,340	-22.1%
Results (R$ million)
Net Sales	908	930	-2.4%	1,108	-18.1%	2,982	2,901	2.8%
Cost of Goods Sold	(762)	(801)	-4.9%	(957)	-20.4%	(2,530)	(2,551)	-0.8%
Gross profit	146	129	13.2%	151	-3.3%	452	350	29.1%
Gross margin (%)	16.1%	13.9%		13.6%		15.2%	12.1%
EBITDA	185	147	25.9%	179	3.4%	551	392	40.6%
EBITDA margin (%)	20.4%	15.8%		16.2%		18.5%	13.5%

Production and shipments

•      Production and shipments decreased in 3Q18 compared to 3Q17 and 2Q18, mainly due to the deconsolidation of Chile as of July 2018.

Operating result

•      Net sales and cost of goods sold decreased in 3Q18 compared to 3Q17 and 2Q18, due to the deconsolidation of Chile.

•      Gross margin expanded in 3Q18 compared to 3Q17 and 2Q18, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold, influenced by the higher international prices.

•      EBITDA and EBITDA margin increased in 3Q18 in relation to 3Q17 and 2Q18, due to the higher international prices, as well as the deconsolidation of Chile, which is aligned with the Company’s strategy of divesting assets to focus on its more profitable ones.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	3rd Quarter 2018	3rd Quarter 2017	Variation 3Q18/3Q17	2nd Quarter 2018	Variation 3Q18/2Q18	9 months 2018	9 months 2017	Variation 9M18/9M17

Volumes (1,000 tonnes)
Production of crude steel	649	580	11.8%	637	1.8%	1,877	1,670	12.4%
Shipments of steel	554	525	5.5%	569	-2.7%	1,637	1,478	10.8%
Results (R$ million)
Net Sales	2,305	1,648	39.9%	2,133	8.1%	6,170	4,620	33.5%
Cost of Goods Sold	(1,977)	(1,360)	45.3%	(1,807)	9.4%	(5,251)	(3,940)	33.3%
Gross profit	328	288	14.0%	326	0.7%	919	680	35.2%
Gross margin (%)	14.2%	17.5%		15.3%		14.9%	14.7%
EBITDA	372	341	9.1%	386	-3.6%	1,072	830	29.2%
EBITDA margin (%)	16.1%	20.7%		18.1%		17.4%	18.0%

Production and shipments

•      Crude steel production and shipments increased in 3Q18 compared 3Q17, mainly due to the growth in the automotive industry in Brazil, despite the reduction in vehicle exports.

Operating result

•      Net sales increased in 3Q18 compared to both 3Q17 and 2Q18, due to the higher net sales per tonne sold.

•      Cost of goods sold increased in relation to both 3Q17 and 2Q18, due to the higher costs of raw materials in general, especially scrap and metallic alloys.

•      Gross margin decreased in 3Q18 compared to both 3Q17 and 2Q18, since the increase in costs per tonne sold surpassed the increase in net sales per tonne sold, which is non-recurring. This non-recurring effect can be confirmed by comparing the margins of 9M18 with those of 9M17, which are similar.

•      Meanwhile, EBITDA margin accompanied the decrease in gross margin in relation to both 3Q17 and 2Q18.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	September 30, 2018	December 31, 2017

CURRENT ASSETS
Cash and cash equivalents	2,795,196	2,555,338
Short-term investments
Held for Trading	679,994	821,518
Trade accounts receivable - net	4,193,568	2,798,420
Inventories	9,124,052	6,701,404
Tax credits	471,553	402,429
Income and social contribution taxes recoverable	412,290	487,633
Unrealized gains on financial instruments	49,478	—
Assets held for sale	3,982,273	3,745,634
Other current assets	461,216	469,737
	22,169,620	17,982,113

NON-CURRENT ASSETS
Tax credits	37,013	30,841
Deferred income taxes	3,610,574	3,054,393
Unrealized gains on financial instruments	805	—
Related parties	41,506	51,839
Judicial deposits	2,126,690	2,051,181
Other non-current assets	519,448	542,973
Prepaid pension cost	14,505	1,149
Investments in associates and jointly-controlled entities	1,472,356	1,280,299
Goodwill	9,409,197	7,891,142
Other Intangibles	910,466	972,089
Property, plant and equipment, net	15,806,794	16,443,742
	33,949,354	32,319,648
TOTAL ASSETS	56,118,974	50,301,761

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	September 30, 2018	December 31, 2017
CURRENT LIABILITIES
Trade accounts payable	4,149,641	3,179,954
Short-term debt	2,177,261	2,004,341
Taxes payable	408,522	284,101
Income and social contribution taxes payable	204,355	70,242
Payroll and related liabilities	608,692	443,859
Employee benefits	463	253
Environmental liabilities	38,626	21,928
Unrealized losses on financial instruments	2,368	—
Liabilities held for sale	985,181	1,084,032
Other current liabilities	575,993	625,410
	9,151,102	7,714,120

NON-CURRENT LIABILITIES
Long-term debt	15,976,808	14,457,315
Debentures	38,575	47,928
Related parties	1,433	—
Deferred income taxes	266,132	82,686
Unrealized losses on financial instruments	—	1,267
Provision for tax, civil and labor liabilities	898,725	827,883
Environmental liabilities	74,760	63,263
Employee benefits	1,566,822	1,424,611
Obligations with FIDC	918,933	1,135,077
Other non-current liabilities	463,451	653,670
	20,205,639	18,693,700
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(186,909)	(76,085)
Capital reserves	11,597	11,597
Retained earnings	4,813,798	3,315,374
Operations with non-controlling interests	(2,870,825)	(2,870,831)
Other reserves	5,532,721	4,015,965
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	26,549,563	23,645,201

NON-CONTROLLING INTERESTS	212,670	248,740

EQUITY	26,762,233	23,893,941

TOTAL LIABILITIES AND EQUITY	56,118,974	50,301,761

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

NET SALES	12,835,621	9,476,204	35,259,776	27,100,721

Cost of sales	(10,973,599)	(8,501,724)	(30,413,955)	(24,535,643)

GROSS PROFIT	1,862,022	974,480	4,845,821	2,565,078

Selling expenses	(141,254)	(130,887)	(449,254)	(402,630)
General and administrative expenses	(277,071)	(265,667)	(820,449)	(853,853)
Other operating income	63,674	87,416	153,380	227,350
Other operating expenses	(55,701)	(55,770)	(124,340)	(93,472)
Results in operations with subsidiaries	(177,627)	—	(228,948)	(72,478)
Reversal of contingent liabilities, net	—	—	—	929,711
Equity in earnings of unconsolidated companies	(2,589)	(29,172)	38,937	(32,411)

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,271,454	580,400	3,415,147	2,267,295

Financial income	57,134	53,192	122,420	179,106
Financial expenses	(401,244)	(409,698)	(1,154,539)	(1,326,715)
Exchange variations, net	(114,400)	101,653	(509,673)	80,302
Reversal of monetary update of contingent liabilities, net	—	—	—	369,819
Gain and losses on financial instruments, net	16,996	777	44,051	(7,829)

INCOME BEFORE TAXES	829,940	326,324	1,917,406	1,561,978

Current	(118,198)	(51,632)	(418,642)	(197,559)
Deferred	78,775	(129,839)	438,453	(319,505)
Income and social contribution taxes	(39,423)	(181,471)	19,811	(517,064)

NET INCOME	790,517	144,853	1,937,217	1,044,914

(+) Results in operations with subsidiaries	177,627	—	228,948	72,478
(-) Reversal of contingent liabilities, net	—	—	—	(929,711)
(-) Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)
(+) Income tax on non-recurring items	30,060	—	29,247	441,840
	207,687	—	258,195	(785,212)

ADJUSTED NET INCOME*	998,204	144,853	2,195,412	259,702

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017

Cash flows from operating activities
Net income for the period	790,517	144,853	1,937,217	1,044,914
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	477,827	514,443	1,387,888	1,568,676
Equity in earnings of unconsolidated companies	2,589	29,172	(38,937)	32,411
Exchange variation, net	114,400	(101,653)	509,673	(80,302)
(Gains)/Losses on financial instruments, net	(16,996)	(777)	(44,051)	7,829
Post-employment benefits	51,205	47,449	144,352	151,141
Long term incentive plan	13,416	9,399	34,452	27,176
Income and social contribution taxes	39,423	181,471	(19,811)	517,064
Gains on disposal of property, plant and equipment, net	12,661	(3,663)	(27,873)	(65,119)
Results in operations with subsidiaries	177,627	—	228,948	72,478
Allowance for doubtful accounts	(2,919)	(4,376)	17,316	3,362
Provision for tax, labor and civil claims	112,001	(271,981)	71,281	(130,500)
Reversal of contingent liabilities, net	—	—	—	(929,711)
Interest income on trading securities	(13,857)	(19,320)	(34,572)	(63,928)
Interest expense on loans	310,581	329,928	880,825	1,033,700
Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)
Interest on loans with related parties	(103)	—	(194)	—
Provision (Reversal) for net realizable value adjustment in inventory, net	4,170	(3,526)	6,591	(16,410)
	2,072,542	851,419	5,053,105	2,802,962
Changes in assets and liabilities
Increase in trade accounts receivable	(74,772)	(403,254)	(1,115,101)	(735,663)
(Increase) Decrease in inventories	(923,808)	8,784	(2,386,479)	(759,921)
(Decrease) Increase in trade accounts payable	(10,561)	227,272	621,748	541,916
Increase in other receivables	(93,802)	(36,119)	(123,985)	(248,244)
(Decrease) Increase in other payables	(278,317)	132,224	(711,211)	7,843
Dividends from associates and joint ventures	37,577	9,837	49,139	30,822
Purchases of trading securities	(580,709)	(1,476,417)	(1,063,386)	(1,966,491)
Proceeds from maturities and sales of trading securities	177,455	803,279	974,303	1,245,247
Cash provided by operating activities	325,605	117,025	1,298,133	918,471

Interest paid on loans and financing	(232,488)	(314,554)	(798,922)	(1,042,937)
Income and social contribution taxes paid	(59,757)	(33,418)	(216,823)	(89,697)
Net cash provided (used) in operating activities	33,360	(230,947)	282,388	(214,163)

Cash flows from investing activities
Additions to property, plant and equipment	(319,031)	(170,204)	(834,834)	(602,054)
Proceeds from sales of property, plant and equipment, investments and other intangibles	849,260	134,545	1,776,326	550,069
Additions to other intangibles	(28,182)	(8,936)	(42,147)	(25,555)
Capital increase in joint venture	—	—	—	(178,670)
Net cash provided (used) in investing activities	502,047	(44,595)	899,345	(256,210)

Cash flows from financing activities
Purchase of treasury shares	—	—	(149,711)	—
Dividends and interest on capital paid	(206,620)	(33,741)	(378,343)	(36,023)
Proceeds from loans and financing	70,710	434,638	964,216	784,222
Repayment of loans and financing	(360,347)	(1,038,447)	(1,706,231)	(1,956,214)
Intercompany loans, net	1,419	2,631	11,961	6,120
Net cash used in financing activities	(494,838)	(634,919)	(1,258,108)	(1,201,895)

Exchange variation on cash and cash equivalents	116,936	(131,979)	316,233	(128,121)

Increase (Decrease) in cash and cash equivalents	157,505	(1,042,440)	239,858	(1,800,389)
Cash and cash equivalents at beginning of period	2,637,691	4,305,434	2,555,338	5,063,383
Cash and cash equivalents at end of period	2,795,196	3,262,994	2,795,196	3,262,994